February 5,
2020

Elaine Marion
Chief Financial Officer
EPLUS INC
13595 Dulles Technology Drive
Herndon, VA 20171

       Re: EPLUS INC
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 23, 2019
           File No. 1-34167

Dear Ms. Marion:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Financial Statements and Schedules
8. Notes Payable and Credit Facility, page F-24

1. Reference is made to the last paragraph on page 24 where you disclose that the credit facility restricts the ability of ePlus Technology, inc. to transfer funds to its affiliates in the form of dividends, loans or advances with certain exceptions for dividends to ePlus inc.
      If material, please disclose in more detail the nature of any restrictions on the ability of
      ePlus Technology, inc. to transfer funds to ePlus inc. in the form of cash dividends, loans or advances and disclose separately the amounts of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.
      Please also tell us your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation
      S-X.
       We remind you that the company and its management are responsible for the accuracy
 Elaine Marion
EPLUS INC
February 5, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameElaine Marion                           Sincerely,
Comapany NameEPLUS INC
                                                          Division of
Corporation Finance
February 5, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName